SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 11, 2006

Commission File Number 1-14846

          AngloGold Ashanti Limited
(Translation of registrant's name into English)

11 Diagonal Street
Johannesburg, 2001
(P.O. Box 62117, Marshalltown, 2107)
          South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

          Form 20-F <u>X</u>   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

          Yes __   No <u>X</u>

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

          Yes __   No <u>X</u>

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

          Yes __   No <u>X</u>

Enclosure: Press release – ANGLOGOLD ASHANTI ANNOUNCES PRICING OF EQUITY OFFER



AngloGold Ashanti Limited \ (Incorporated in the Republic of South Africa)
(Reg. No.1944/017354/06) \ ISIN Number: ZAE000043485 – JSE Share Code: ANG – NYSE Ticker: AU

Corporate Affairs Department: \ 16th Floor \ 11 Diagonal Street \ Johannesburg \ 2001 \ South Africa
Tel +27 (0)11 637 6261 \ Fax +27 (0)11 637 6399/6400 \ www.AngloGoldAshanti.com

news release

AGA06.06

AngloGold Ashanti announces pricing of equity offering

AngloGold Ashanti Limited ("AngloGold Ashanti") today announces that its offering of 9,970,732 AngloGold Ashanti ordinary shares ("ordinary shares") and the offering by Anglo South Africa Capital (Proprietary) Limited ("ASAC"), a wholly owned subsidiary of Anglo American plc, of 16,328,313 ordinary shares, in each case, in the form of ordinary shares or AngloGold Ashanti American Depositary Shares ("ADSs"), (collectively "the combined offering"), has been priced at US$51.25 per ADS and ZAR315.19 per ordinary share. The combined offering is scheduled to close on 20 April 2006. The net proceeds from this offering to AngloGold Ashanti are expected to be approximately US$495 million. To the extent that the combined offering has been oversold, ASAC has granted the underwriters an option to purchase up to an additional 3,944,857 ordinary shares. The underwriters have up until 30 days after the date hereof to exercise this option.

The combined offering was led by Goldman, Sachs & Co. and UBS Investment Bank as joint-global co-ordinators and joint bookrunners for the combined offering. BMO Nesbitt Burns and J.P. Morgan Securities acted as co-managers.

A final prospectus supplement for the combined offering will be filed with the U.S. Securities and Exchange Commission as soon as possible. Copies of the final prospectus supplement and prospectus may be obtained from the offices of Goldman, Sachs & Co., 85 Broad Street, New York, New York 10004, telephone: 1-866-471-2526 and from UBS Securities LLC, 1285 Avenue of the Americas, New York, New York 10019-6028, telephone: 1-888-827-7275.

The information in the following paragraphs is furnished pursuant to the requirements of JSE Limited (the "JSE"):

The price per ordinary share represents a 1% discount to the weighted average traded price of the equity securities on the JSE over the 30 days prior to pricing.

Unaudited pro forma per share information for the year ended 31 December 2005

The unaudited pro forma financial information of AngloGold Ashanti has been prepared in order to show the effects of the issue, assuming that the issue took place to its full extent on 1 January 2005 for purposes of the income statement for the year ended and as at 31 December 2005 for purposes of the balance sheet. The information is the responsibility of the directors of AngloGold Ashanti and has been prepared for illustrative purposes only and may not, because of its nature, give a true picture of the financial position of AngloGold Ashanti. It does not purport to be indicative of what the results or financial results would have been if the issue had actually occurred at an earlier date. The net share issue proceeds are assumed to be US$495 million, being share issue proceeds of US$511 million less the US$16 million of underwriting cost and issue expenses.

The pro forma historical financial effects of the issue are as follows:

For the year ended 31 December 2005		Before the issue	After the issue	Movement
Net asset value per ordinary share[1]	US cents	1,009	1,152	14.2%
Net tangible asset value per ordinary share[1]	US cents	858	1,007	17.4%
Cash gross profit per ordinary share[2]	US cents	360	347	(3.6)%
Basic loss per ordinary share[3]	US cents	(69)	(61)	(11.6)%
Diluted loss per ordinary share[4]	US cents	(69)	(61)	(11.6)%
Headline loss per ordinary share[5]	US cents	(37)	(30)	(18.9)%
Headline loss adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swap per ordinary share[6]	US cents	76	79	3.9%
Weighted average number of ordinary shares in issue[7]		264,635,634	274,606,366	3.8%
Weighted average diluted number of ordinary shares in issue[8]		264,635,634	274,606,366	3.8%
Number of shares in issue[9]		264,938,432	274,909,164	3.8%
Net debt to net capital employed[10]		28.1%	19.8%	



Notes:

1. Net asset value per ordinary share is computed by dividing total equity by the number of ordinary shares in issue. Net tangible asset value per ordinary share is computed by dividing total equity (excluding intangible assets) by the number of ordinary shares in issue.
2. The cash gross profit per ordinary share computation has been based on the weighted average number of ordinary shares in issue.
3. Basic loss per ordinary share is computed by dividing net loss by the weighted average number of ordinary shares in issue.
4. The diluted loss per ordinary share is computed by dividing net loss by the weighted average diluted number of ordinary shares in issue. The impact on diluted loss per ordinary share is anti-dilutive and therefore the diluted loss per ordinary share and basic loss per ordinary share is the same.
5. Headline loss removes items of a capital nature from the calculation of loss per ordinary share. Headline loss per ordinary share is computed by dividing headline loss by the weighted average number of shares in issue.
6. Headline loss adjusted for the effect of unrealised non-hedge derivatives, fair value adjustment on convertible bonds and interest rate swaps divided by the weighted average number of shares in issue.
7. The weighted average number of ordinary shares in issue was 264,635,634 for the year ended 31 December 2005 and as a result of the issuance of 9,970,732 ordinary shares assuming an issue price of US$51.25 per share, the weighted average number of AngloGold Ashanti shares in issue for that period would have been 274,606,366.
8. The weighted average diluted number of ordinary shares in issue for the year ended 31 December 2005 does not assume the effect of 601,315 shares issuable upon the exercise of the share incentive options as well as 15,384,615 ordinary shares issuable upon the conversion of the convertible bonds, as their effects are anti-dilutive.
9. The number of ordinary shares in issue as at 31 December 2005 was 264,938,432 and, as a result of the issue, the number of ordinary shares in issue as at that date would have been 274,909,164.
10. Net debt includes both long-term and short-term debt and is net of cash. Net capital employed is calculated as shareholders' equity adjusted for other comprehensive income and deferred taxation, plus minority interests, interest bearing debt, less cash.

In connection with the combined offering, Goldman Sachs International (or any of its agents), as stabilising agent for and on behalf of the joint-global co-ordinators and co-managers may over-allot or effect other transactions with a view to supporting the market price of the ordinary shares or the ADSs or interests in, the ordinary shares, or the ADSs, in each case at a level higher than that which might otherwise prevail in the open market. Such transactions may commence on or after the date of this announcement and will end no later than 30 days thereafter. Such transactions may be effected on any stock exchange or otherwise. There is no obligation on Goldman Sachs International or any of its agents to undertake stabilisation transactions. Such transactions, if commenced, may be discontinued at any time. Save as required by law or regulation, Goldman Sachs International does not intend to disclose the extent of any over-allotments and/or stabilisation transactions under the equity offering.

The cautionary announcement dated 24 March 2006 is hereby withdrawn.

Johannesburg
10 April 2006

JSE sponsor: UBS

Queries

South Africa	Tel:	Mobile:	E-mail:
Charles Carter	+27 (0) 11 637 6385	+27 (0) 82 330 5373	cecarter@AngloGoldAshanti.com
Michael Clements	+27 (0) 11 637 6647	+27 (0) 82 339 3890	mclements@AngloGoldAshanti.com
Andrea Maxey	+1 (212) 750 7999	+1 (646) 549 8992	amaxey@AngloGoldAshantiNA.com

Disclaimer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AngloGold Ashanti Limited

Date: April 11, 2006

By: /s/ C R Bull

Name: C R Bull

Title: Company Secretary